UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	30 June 2017

Release Number	18/17

SAMARCO UPDATE

Financial Support

BHP has approved a total of US$250 million (BHP Billiton Brasil Ltda (BHP Billiton Brasil) share) in financial support for the Renova Foundation and Samarco Mineração S.A. (Samarco) until 31 December 2017.

The amount of US$174 million will be used to fund the Renova Foundation for remediation and compensation programs identified under the Framework Agreement (described in the Note below) (Programs). This amount will be offset against the Group’s provision for the Samarco dam failure.

A short-term facility of up to US$76 million (BHP Billiton Brasil’s share) will be made available to Samarco to carry out remediation and stablisation work and to support Samarco’s operations. Funds will be released to Samarco only as required, and subject to achievement of key milestones.

Preliminary Agreement

On 18 January 2017, Samarco and its shareholders, Vale S.A. (Vale) and BHP Billiton Brasil entered into a preliminary agreement with the Federal Prosecutors’ Office in Brazil (Federal Prosecutors) in relation to the Samarco dam failure (Preliminary Agreement).

The Preliminary Agreement outlines the process and timeline for negotiation of a settlement of the BRL 155 billion (approximately US$47.5 billion) and BRL 20 billion (approximately US$6.1 billion) Public Civil Claims relating to the dam failure. The Preliminary Agreement also provides for the appointment of experts to advise the Federal Prosecutors in relation to environmental and socioeconomic impact assessment and review of the Programs being implemented by the Renova Foundation under the terms of the Framework Agreement.

The Court has extended the final date for negotiation of a settlement until 30 October 2017, allowing for the continuation of the interim security arrangements provided to the Court on 24 January 2017 and the provision of ongoing expert advice to the Federal Prosecutors in respect of the Programs.

Restart

A restart of operations at Samarco is subject to obtaining separate regulatory approvals and will occur only if safe, economically viable and has the support of the community. Resuming operations would also require government approvals, the granting of licenses by state authorities and the restructure of Samarco’s debt. Accordingly, operations at Samarco are unlikely to restart in CY2017.

Further information on BHP can be found at: bhp.com

Note:

Samarco Mineração S.A. is jointly owned by BHP Billiton Brasil Ltda and Vale S.A. Our 50 per cent interest is accounted for as an equity accounted investment.

BRL 20 billion Civil Claim

On 30 November 2015, a public civil claim was commenced by the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais and other public authorities (Brazilian Authorities) seeking the establishment of a fund of up to BRL 20 billion (approximately US$6.1 billion) in aggregate for clean-up costs and damages related to the Samarco dam failure (BRL 20 billion Civil Claim). On 18 December 2015, an injunction was granted to, among other things, order Samarco to deposit BRL 2 billion (approximately US$0.6 billion) for community and environmental rehabilitation.

On 2 March 2016, Samarco, Vale, BHP Billiton Brasil and the Brazilian Authorities entered into the Framework Agreement that provides for settlement of the BRL 20 billion Civil Claim by establishing a fund for clean-up costs and remediation and compensation of impacts relating to the Fundão tailings dam failure.

Ratification of the Framework Agreement on 5 May 2016 suspended the BRL 20 billion Civil Claim and the corresponding injunction. Subsequently, on 30 June 2016, both the BRL 20 billion Civil Claim and the injunction were reinstated by the Superior Court of Justice in Brazil. A final decision by the Court on the issue of ratification is pending.

The injunction remains the subject of litigation before Federal Courts. On 17 August 2016, the Federal Court of Appeals confirmed the BRL 2 billion injunction. This decision has been appealed. On 4 November 2016, the 12th Federal Court of Belo Horizonte reduced the BRL 2 billion injunction to BRL 1.2 billion (approximately US$0.4 billion).

BRL 155 billion Civil Claim

On 3 May 2016, the Federal Prosecutors commenced proceedings against Samarco, Vale and BHP Billiton Brasil for BRL 155 billion (approximately US$47.5 billion) for social, environmental and economic compensation relating to the Samarco dam failure (BRL 155 billion Civil Claim).

The claim includes the Federal Prosecutors seeking an injunction order that Samarco, Vale and BHP Billiton Brasil deposit BRL 7.7 billion (approximately US$2.4 billion) into a special company account. The 12th Federal Court of Belo Horizonte has not yet decided on any injunction in the BRL 155 billion Civil Claim.

Effect of the BRL 2.2 billion Interim Security under the Preliminary Agreement

Under the Preliminary Agreement, the parties have agreed to suspend the Federal Prosecutor’s BRL 7.7 billion injunction application in the BRL 155 billion Civil Claim and to request that the 12th Federal Court of Belo Horizonte replace the BRL 1.2 billion injunction in the BRL 20 billion Civil Claim with the Interim Security of BRL 2.2 billion (approximately US$675 million). The parties have also agreed under the Preliminary Agreement to suspend the BRL 20 billion asset freezing order application made by the Federal Prosecutors in the criminal charges against Samarco, Vale and BHP Billiton Brasil, and certain individuals in relation to the dam failure.

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Ben Pratt	Tara Dines
Tel: +61 3 9609 3672 Mobile: +61 419 968 734	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Ben.Pratt@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: +61 3 9609 2592 Mobile: +61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Paul.Hitchins@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Fiona Hadley	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
Email: Fiona.Hadley@bhpbilliton.com	Rob Clifford
Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
Amanda Saunders	Email: Rob.Clifford@bhpbilliton.com
Tel: +61 3 9609 3985 Mobile: +61 417 487 973
Email: Amanda.Saunders@bhpbilliton.com	Elisa Morniroli
Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
Kester Hubbard	Email: Elisa.Morniroli@bhpbilliton.com
Tel: +61 7 3227 5671 Mobile: +61 408 727 261
Email: Kester.Hubbard@bhpbilliton.com	Americas

United Kingdom and South Africa	James Wear
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
Neil Burrows	Email: James.Wear@bhpbilliton.com
Tel: +44 207 802 7484
Email: Neil.Burrows@bhpbilliton.com	Cristian Coloma
Tel: +1 713 235 8902 Mobile: +1 346 234 8483
North America	Email: Cristian.CA.Coloma@bhpbilliton.com

Bronwyn Wilkinson
Mobile: +1 604 340 8753
Email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: June 30, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary